

October 20, 2011

Via E-mail
Karl W. Mueller
Senior Vice President
    And Chief Financial Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

Re: **Old Republic International Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 28, 2011
             File No. 001-10607

Dear Mr. Mueller:

We have reviewed your September 20, 2011 response to our August 23, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies

(h) – Losses, Claims and Settlement Expenses, page 70

1. Refer to your responses to our comments three, four and five. Refer to the table on page 70. We acknowledge the Table you provided in your response letter that shows "the estimated effects of coverage rescissions and claim denials on loss reserves and paid and incurred losses." Please provide us proposed disclosure to be included in future filings that addresses the following:
    - The table in your response letter contains a line item titled "Estimated rescission reduction (increase) in losses incurred" of $178.3 million and $1,601.4 million for years 2010 and 2009 respectively. Quantify and disclose the amount of this item that

is included in "Benefits, claims and settlement expenses" on your Consolidated Statements of Income for each year presented. Further disclose what individual line items these amounts impact on the table on page 70 of your Form 10-K and the amount included in each line item identified for all periods presented.

- The table in your response letter contains a line item titled "Estimated rescission reduction in paid claims" of $748.8 million and $719.5 million for years 2010 and 2009 respectively. Quantify and disclose the amount of this item that is included in "Benefits, claims and settlement expenses" on your Consolidated Statements of Income for each year presented.

- To the extent that significant amounts are included in the line item "change in provision for insured events of prior years" on the table on page 70, disclose the reasons why your rescission estimates were significantly overstated/understated and discuss your assessment of the trend for years 2011 and beyond.

- Address how you considered your ongoing litigation and arbitration proceedings with, for example, Bank of America, Countrywide and Chase Bank in estimating your rescission reduction reserve at December 31, 2010 and for future period estimates.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief